Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 28, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn: Deborah D. Skeens

Re:                             Hatteras Core Alternatives Institutional Fund, L.P. (the “Registrant”)
File Nos. 333-199044; 811-21986

Ladies and Gentlemen:

Enclosed is a request of the Registrant and its principal underwriter for acceleration of the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and Post-Effective Amendment No. 1 thereto, and of Amendment No. 14 to the Registrant’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended. Please contact me at (215) 988-3307 with any questions related to this request and to notify of the effectiveness of the Registration Statement. In my absence, please contact Joshua B. Deringer, Esq., at (215) 988-2959.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

Enclosure

Hatteras Core Alternatives Institutional Fund, L.P.

6601 Six Forks Road

Suite 340

Raleigh, NC 27615

July 28, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                             Hatteras Core Alternatives Institutional Fund, L.P. (the “Registrant”)
File Nos. 333- 199044; 811-21986

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the effective date of the Registrant’s Registration Statement on Form N-2 under the Securities Act, and Post-Effective Amendment No. 1 thereto, and Amendment No. 14 to the Registrant’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended, be accelerated to July 29, 2015, or as soon thereafter as is reasonably practicable.

Should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, the Registrant acknowledges that such action does not foreclose the Commission from taking any action with respect to the filing.  The Registrant further acknowledges that the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HATTERAS CORE ALTERNATIVES INSTITUTIONAL FUND, L.P.

/s/ J. Michael Fields
Name: J. Michael Fields
Title: Secretary

HATTERAS CAPITAL DISTRIBUTORS, LLC

/s/ J. Michael Fields
Name: J. Michael Fields
Title: Chief Operating Officer